                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the Month of November, 2002



                        KOREA ELECTRIC POWER CORPORATION
                 (Translation of registrant's name into English)

               167, Samsung-dong, Kangnam-ku, Seoul 135-791, Korea
                    (Address of principal executive offices)



          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                          Form 20-F X     Form 40-F
                                   ___             ______

        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                       Securities Exchange Act of 1934.)

                                 Yes         No X
                                     _____     ___

       (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.)

         This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

                         KOREA ELECTRIC POWER CORPORATION

                         NON-CONSOLIDATED FINANCIAL STATEMENTS
                         AS OF SEPTEMBER 30, 2002 AND 2001
                         TOGETHER WITH INDEPENDENT ACCOUNTANTS'
                         REVIEW REPORT

                     INDEPENDENT ACCOUNTANTS' REVIEW REPORT

           English Translation of a Report Originally Issued in Korean

To the Shareholders and Board of Directors of Korea Electric Power Corporation

We have reviewed the accompanying non-consolidated balance sheets of Korea Electric Power Corporation (the "Company") as of September 30, 2002 and 2001 and the related non-consolidated statements of income for the nine month periods then ended, all expressed in Korean won. These financial statements are the responsibility of the Company's management. Our responsibility is to issue a report on these financial statements based on our reviews.

We conducted our reviews in accordance with standards for independent accountants' review of semi-annual financial statements as established by the Securities and Futures Commission of the Republic of Korea applicable to review engagements. These standards require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provide less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements as of and for the nine month periods ended September 30, 2002 and 2001, for them to be in conformity with standards for preparing interim financial statements in the Republic of Korea.

The translated amounts in the accompanying financial statements have been translated into U.S. dollars, solely for the convenience of the reader, on the basis set forth in Note 2.

As we draw attention to Note 1, the operations of the Company may be directly or indirectly affected by the general unstable economic conditions in the Republic of Korea and the impact of the implementation of structural reforms.

As discussed in Note 19, the Company spun off its power generation division on April 2, 2001, in accordance with the approval of the shareholders on March 16, 2001, which resulted in establishing six new power generation subsidiaries, Korea Hydro & Nuclear Power Co., Ltd., Korea South-East Power Co., Ltd., Korea Midland Power Co., Ltd., Korea Western Power Co., Ltd., Korea Southern Power Co., Ltd., and Korea East-West Power Co., Ltd. As of April 2, 2001, their combined assets and liabilities were W35,131,773 million and W17,646,157 million, respectively.

As discussed in Note 17, sales and purchases to and from related parties, including the six power generation subsidiaries, amounted to W255,132 million and W9,988,924 million, respectively, for the nine month period ended September 30, 2002 and W204,009 million and W7,352,761 million, respectively, for the nine month period ended September 30, 2001. Related receivables and payables amount to W26,798 million and W893,006 million, respectively, as of September 30, 2002 and W103,128 million and W1,140,493 million, respectively, as of September 30, 2001.

As discussed in Note 1, the Company will gradually privatize its power generation subsidiaries and distribution business by 2009, which is in accordance with the restructuring plan, dated January 21, 1999, of the electricity industry in the Republic of Korea announced by the Ministry of Commerce, Industry and Energy ("Restructuring Plan"). This Restructuring Plan, which is intended to introduce a competitive system in the electricity industry, is expected to affect the determination of utility rates, result in changes in management structure, related laws and regulations, and affect electricity supply and demand policy.

Accounting principles and review standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position, results of operations in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. The Company's financial statements are prepared in accordance with the Korea Electric Power Corporation Act, the Accounting Regulations for Government Invested Enterprises as well as generally accepted accounting principles in the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those knowledgeable about Korean accounting procedures, review standards and their application in practice as well as the Korea Electric Power Corporation Act and the Accounting Regulations for Government Invested Enterprises.

Anjin & Co.
(A former member firm of Andersen Worldwide.
Anjin & Co. became an associate member firm of Deloitte Touche Tohmatsu effective July 2, 2002.)

Seoul, Korea
   November 1, 2002

                        KOREA ELECTRIC POWER CORPORATION

                         NON-CONSOLIDATED BALANCE SHEETS

                        AS OF SEPTEMBER 30, 2002 AND 2001

                  (See Independent Accountants' Review Report)

                                                                                                       Translation into
                                                                   Korean Won                       U.S. Dollars (Note 2)
                                                        -------------------------------       -------------------------------
                  ASSETS                                    2002                 2001              2002               2001
                                                        ------------       ------------       ------------       ------------
                                                                 (In millions)                        (In thousands)
Property, Plant and Equipment
   (Notes 2, 3, 4, 10 and 17):
   Utility plant                                         W32,997,615        W28,909,217       $ 26,925,838       $ 23,589,732
   Non-utility plant                                            --                   36               --                   30
                                                        ------------       ------------       ------------       ------------
                                                          32,997,615         28,909,253         26,925,838         23,589,762
   Less: accumulated depreciation                         (4,891,779)        (4,157,835)        (3,991,660)        (3,392,766)
   Less: construction grants                              (2,810,023)        (1,709,301)        (2,292,960)        (1,394,779)
                                                        ------------       ------------       ------------       ------------
                                                          25,295,813         23,042,117         20,641,218         18,802,217
   Construction-in-progress                                2,745,019          3,738,975          2,239,918          3,050,979
                                                        ------------       ------------       ------------       ------------
                                                          28,040,832         26,781,092         22,881,136         21,853,196
                                                        ------------       ------------       ------------       ------------
Investments and others:
   Investment securities (Note 5)                         22,216,369         20,520,698         18,128,412         16,744,756
   Long-term loans (Note 6)                                  129,596            119,806            105,749             97,761
   Currency and interest rate swaps (Note 12)                327,092            189,018            266,905            154,237
   Intangibles (Note 15)                                      79,330             45,476             64,733             37,108
   Other non-current assets (Note 11)                        131,797            165,132            107,546            134,747
                                                        ------------       ------------       ------------       ------------
                                                          22,884,184         21,040,130         18,673,345         17,168,609
                                                        ------------       ------------       ------------       ------------
Current assets:
   Cash and cash equivalents (Note 11)                       697,040            174,043            568,780            142,018
   Trade receivables, net of allowance for
     doubtful accounts of W21,464 million in
     2002 and W21,506 million in 2001
     (Notes 11 and 17)                                     1,378,555          1,633,295          1,124,892          1,332,758
   Other account receivables, net of allowance for
     doubtful accounts of W2,714 million in
     2002 and W2,675 million in 2001 (Notes 11)              194,776            220,093            158,936            179,594
   Short-term financial instruments                           79,000            120,398             64,463             98,244
   Short-term loans (Note 6)                                   8,074              5,695              6,588              4,647
   Inventories (Note 7)                                       60,145             54,043             49,078             44,099
   Prepayments                                                   865              1,222                706                997
   Other current assets                                      112,808            234,602             92,051            191,434
                                                        ------------       ------------       ------------       ------------
                                                           2,531,263          2,443,391          2,065,494          1,993,791
                                                        ------------       ------------       ------------       ------------
         Total Assets                                    W53,456,279        W50,264,613       $ 43,619,975       $ 41,015,596
                                                        ============       ============       ============       ============

(continued)

                        KOREA ELECTRIC POWER CORPORATION

                        AS OF SEPTEMBER 30, 2002 AND 2001

                  (See Independent Accountants' Review Report)

                                                                                                  Translation into
                                                                 Korean Won                    U.S. Dollars (Note 2)
                                                         ----------------------------      ----------------------------
                                                             2002            2001             2002             2001
                                                         -----------      -----------      -----------      -----------
                                                                 (In millions)                   (In thousands)
SHAREHOLDERS' EQUITY AND LIABILITIES

Shareholders' equity (Notes 3, 5 and 8):
   Common stock                                          W 3,200,504      W 3,200,504      $ 2,611,590      $ 2,611,590
   Capital surplus                                        14,311,357       14,300,265       11,677,974       11,668,923
   Retained earnings
      Appropriated                                        15,351,474       13,924,600       12,526,703       11,362,383
      Unappropriated (Net income of W2,600,553
      million in 2002 and W1,643,797 million in
      2001)                                                2,600,553        1,643,797        2,122,034        1,341,328
   Capital adjustments:                                       44,328          172,686           36,172          140,910
                                                         -----------      -----------      -----------      -----------
                     Total Shareholders' Equity           35,508,216       33,241,852       28,974,473       27,125,134
                                                         -----------      -----------      -----------      -----------

Long-term liabilities:
   Long-term debt (Note 9)                                11,442,564       11,161,718        9,337,058        9,107,889
   Accrued severance indemnities, net (Note 2)               210,449          107,048          171,725           87,350
   Reserve for self-insurance                                 77,522           73,535           63,257           60,004
   Currency and interest rate swaps (Note 12)                490,817          337,354          400,503          275,279
   Financing lease liabilities (Note 10)                       6,154            9,740            5,022            7,948
   Deferred income tax liabilities (Note 16)               1,292,942        1,001,388        1,055,032          817,126
   Other long-term liabilities                               338,157          273,672          275,934          223,315
                                                         -----------      -----------      -----------      -----------
                                                          13,858,605       12,964,455       11,308,531       10,578,911
                                                         -----------      -----------      -----------      -----------
Current liabilities:
   Trade payables (Notes 17)                                 998,307        1,198,455          814,612          977,932
   Other accounts payable                                    420,113          418,269          342,810          341,305
   Short-term borrowings (Note 9)                               --            261,820             --            213,643
   Current portion of long-term debt (Note 9)              1,210,580        1,051,618          987,825          858,113
   Income tax payable                                        690,528          407,587          563,466          332,588
   Accrued expenses                                          195,575          180,046          159,588          146,916
   Dividends payable                                           2,149            1,745            1,754            1,424
   Other current liabilities                                 572,206          538,766          466,916          439,630
                                                         -----------      -----------      -----------      -----------
                                                           4,089,458        4,058,306        3,336,971        3,311,551
                                                         -----------      -----------      -----------      -----------
         Total Liabilities                                17,948,063       17,022,761       14,645,502       13,890,462
                                                         -----------      -----------      -----------      -----------
         Total Shareholders' Equity and Liabilities      W53,456,279      W50,264,613      $43,619,975      $41,015,596
                                                         ===========      ===========      ===========      ===========


        See accompanying notes to non-consolidated financial statements.

                        KOREA ELECTRIC POWER CORPORATION

                      NON-CONSOLIDATED STATEMENTS OF INCOME

          FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2002 AND 2001

                  (See Independent Accountants' Review Report)

                                                                                                       Translation into
                                                                   Korean Won                       U.S. Dollars (Note 2)
                                                         -------------------------------       -------------------------------
                                                             2002               2001               2002               2001
                                                         ------------       ------------       ------------       ------------
                                                               (In millions, except                 (In thousands, except
                                                                 per share amounts)                   per share amounts)
OPERATING REVENUES (Note 17):
   Sale of electricity                                   W 15,472,247       W 14,676,594       $ 12,625,253       $ 11,976,005
   Other operating revenues                                   241,031            235,517            196,680            192,180
                                                         ------------       ------------       ------------       ------------
                                                           15,713,278         14,912,111         12,821,933         12,168,185
                                                         ------------       ------------       ------------       ------------
OPERATING EXPENSES
   (Notes 13, 14, 15, 17 and 18):
   Power generation, transmission and
     distribution expenses                                  2,295,850          4,945,878          1,873,399          4,035,804
   Purchased power                                         10,602,076          6,981,738          8,651,225          5,697,053
   Other operating costs                                      237,479            194,288            193,781            158,537
   Selling and administrative expenses                        669,575            632,114            546,369            515,801
                                                         ------------       ------------       ------------       ------------
                                                           13,804,980         12,754,018         11,264,774         10,407,195
                                                         ------------       ------------       ------------       ------------

OPERATING INCOME                                            1,908,298          2,158,093          1,557,159          1,760,990

OTHER INCOME (EXPENSE)
   Interest income                                             17,073             21,864             13,931             17,841
   Interest expense                                          (455,716)          (671,988)          (371,861)          (548,338)
   Gain (loss) on foreign currency transactions and
     translation, net                                         338,469           (181,319)           276,188           (147,955)
   Gain on valuation using the equity method of
     accounting (Note 5)                                    1,755,873            912,745          1,432,781            744,794
   Donations                                                  (65,889)            (6,206)           (53,765)            (5,064)
   Valuation gain (loss) on currency and interest
     rate swaps, net (Note 12)                                 54,192            (31,033)            44,220            (25,323)
   Gain on disposal of investment                                --               98,767               --               80,593
   Other, net                                                 139,423             72,732            113,769             59,349
                                                         ------------       ------------       ------------       ------------
                                                            1,783,425            215,562          1,455,263            175,897
                                                         ------------       ------------       ------------       ------------

ORDINARY INCOME/INCOME BEFORE
    INCOME TAX EXPENSE                                      3,691,723          2,373,655          3,012,422          1,936,887



INCOME TAX EXPENSE (Note 16):                               1,091,170            729,858            890,388            595,559
                                                         ------------       ------------       ------------       ------------

NET INCOME                                               W  2,600,553       W  1,643,797       $  2,122,034       $  1,341,328
                                                         ============       ============       ============       ============

ORDINARY INCOME PER SHARE (Note 2)                       W      4,070       W      2,573       $       3.32       $       2.10
                                                         ============       ============       ============       ============

EARNINGS PER SHARE (Note 2)                              W      4,070       W      2,573       $       3.32       $       2.10
                                                         ============       ============       ============       ============



        See accompanying notes to non-consolidated financial statements.

                        KOREA ELECTRIC POWER CORPORATION.

                 NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

                           SEPTEMBER 30, 2002 AND 2001

                  (See Independent Accountant's Review Report)

1.    THE COMPANY:


Korea Electric Power Corporation (the "Company") was incorporated on January 1, 1982 in accordance with the Korea Electric Power Corporation Act (the "KEPCO Act") to engage in the generation, transmission and distribution of electricity and development of electric power resources. The Company was given a government investment status on December 31, 1983 following the enactment of Government-Invested Enterprise Management Basic Act. The Company's stock was listed on the Korea Stock Exchange on August 10, 1989 and the Company listed its Depository Receipts (DR) on the New York Stock Exchange on October 27, 1994.

As of September 30, 2002, the Government of the Republic of Korea and Korea Development Bank hold 32.35 percent and 21.57 percent of the Company's shares, respectively.

The Company spun off its power generation division on April 2, 2001, resulting in the establishment of six new power generation subsidiaries. The Company will gradually privatize its power generation subsidiaries and distribution business by 2009, which is in accordance with the restructuring plan, dated January 21, 1999, of the electricity industry in the Republic of Korea announced by the Ministry of Commerce, Industry and Energy ("Restructuring Plan"). This Restructuring Plan, which is intended to introduce a competitive system in the electricity industry, is expected to affect the determination of utility rates, result in changes in management structure, related laws and regulations, and affect electricity supply and demand policy.

In response to general unstable economic conditions, the Korean government and the private sector have been implementing structural reforms to historical business practices. Implementation of these reforms is progressing slowly, particularly in the areas of restructuring private enterprises and reforming the banking industry. The Korean government continues to apply pressure to Korean companies to restructure into more efficient and profitable firms. The Company may be either directly or indirectly affected by these general unstable economic conditions and the reform program described above. The accompanying financial statements reflect management's assessment of the impact to date of the economic situation on the financial position of the Company. Actual results may differ materially from management's current assessment

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Financial Statement Presentation

The Company maintains its official accounting records in Korean won and prepares statutory non-consolidated financial statements in the Korean language (Hangul) in conformity with the Accounting Regulations for Government Invested Enterprises, which have been approved by the Korean Ministry of Finance and Economy and, in the absence of specialized accounting regulations for utility companies, the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, the accompanying financial statements are intended for use by for those who are informed about Korean accounting principles and practices, Korea Electric Power Corporation Act and Accounting Regulations for Government Invested Enterprises. The accompanying financial statements have been condensed, restructured and translated into English (with certain expanded descriptions) from the Korean language financial statements. Certain information included in the Korean language financial statements, but not required for a fair presentation of the Company's financial position and results of operations, is not presented in the accompanying financial statements.

The US dollar amounts presented in these financial statements were computed by translating the Korean won into US dollars based on the Bank of Korea Basic Rate of W1,225.50 to US $1.00 at September 30, 2002, solely for the convenience of the reader. This convenience translation into US dollars should not be construed as representations that the Korean won amounts have been, could have been, or could in the future be, converted at this or any other rate of exchange.

The significant accounting policies followed by the Company in the preparation of its financial statements are summarized below.

Property, Plant and Equipment

Property, plant and equipment are stated at cost, except for assets revalued upward in accordance with the KEPCO Act and the Assets Revaluation Law of Korea, net of depreciation. Expenditures that result in the enhancement of the value or extension of the useful life of the utility plants involved are capitalized as additions to property, plant and equipment. The Company capitalizes interest and other borrowing costs on debt issued to finance capital expenditures as part of the acquisition cost of major facilities and equipment. The amount of capitalized interest was W52,790 million and W354,705 million for the nine month periods ended September 30, 2002 and 2001, respectively, of which foreign currency transactions and translation gains deducted from the capitalized interest amounted to W41,678 million and W8,778 million, and foreign currency transactions and translation losses added to the capitalized interest amounted to W2,931 million and W100,524 million for the nine month periods ended September 30, 2002 and 2001, respectively.

Depreciation is computed using the declining-balance method (straight-line method for buildings and structures) based on the useful lives described in the Korean Corporate Income Tax Law and as permitted under the Accounting Regulations for Government Invested Enterprises as follows:

                                                        Years
                                                       -------
                    Buildings                          15, 30
                    Structures                         15, 30
                    Machinery                            16
                    Ships                                 9
                    Vehicles                              4
                    Others                                4

The Company records the following funds and materials, which relate to the construction of transmission and distribution facilities as construction grants:

      -     Grants from the government or public institutions

      - Funds, construction materials or other items contributed by customers

Construction grants are initially recorded and presented in the financial statements as deductions from the assets acquired under such grants and are offset against depreciation expenses during the useful lives of the related assets. The Company received W385,345 million and W383,885 million of construction grants, and offset W140,562 million and W124,825 million against depreciation expenses for the nine month periods ended September 30, 2002 and 2001, respectively.

Accounting for Leases

Lease agreements that include a bargain purchase option, result in the transfer of ownership by the end of the lease term, have a term equal to at least 75 percent of the estimated economic life of the leased property or where the present value of the minimum lease payments at the beginning of the lease term equals or exceeds 90 percent of the fair value of the leased property are accounted for as financial or capital leases. All other leases are accounted for as operating leases. Assets and liabilities related to financial leases are recorded as property and equipment and long term debt, respectively, and the related interest is calculated using the effective interest rate method. In respect to operating leases, the future minimum lease payments are expensed ratably over the lease term while contingent rentals are expensed as incurred.

Valuation of Marketable Securities and Investment Securities

Marketable securities are recorded at purchase price cost plus incidental costs. However, if the fair value differs from the book value determined using the weighted average method, the securities are stated at fair value and the valuation gain or loss is reflected in current operations.

Investments in equity securities (excluding those accounted for using the equity method discussed in the next paragraph) that are not actively traded (unlisted security) are stated at acquisition cost, determined using the weighted average method. Actively quoted (listed) securities, including those traded over-the-counter, are stated at fair value, with valuation gain or loss reported as a capital adjustment within stockholders' equity. If the fair value of a listed equity security or the net equity value of an unlisted security held for investment declines compared to acquisition cost and is not expected to recover (impaired investment security), the carrying value of the equity security is adjusted to fair value or net equity value, with the resulting valuation loss charged to current operations. If the net equity value or fair value subsequently recovers, in the case of an unlisted security, the increase in value is recorded in current operations, up to the amount of the previously recognized impairment loss, and in the case of a listed security, the increase in value is accounted for as a valuation gain in capital adjustment within stockholders' equity.

Investments in equity securities of companies in which the Company is able to exercise significant influence over the operating and financial policies of the investees are accounted for using the equity method. The change in the Company's share of an investee's net equity resulting from a change in an investee's net equity is reflected in current operations, retained earnings, and capital adjustment in accordance with the causes of the change which consist of the investee's net income (loss), changes in retained earnings and changes in capital surplus and capital adjustments.

Investments in debt securities are classified as either held-to-maturity investment debt securities or available for sale investment debt securities at the time of purchase. Held-to-maturity investment debt securities are stated at acquisition cost, as determined using the weighted average method. When the face value of a held-to-maturity investment debt security differs from its acquisition cost, the effective interest method is applied to amortize the difference over the remaining term of the security. Available-for-sale investment debt securities are stated at fair value, with the resulting valuation gain or loss recorded as a capital adjustment. If the fair value of a held-to-maturity or an available-for-sale investment debt security declines compared to the acquisition cost and is not expected to recover (impaired investment security), the carrying value of the debt security is adjusted to fair value, with the resulting valuation gain or loss charged to current operations. If the fair value of the security subsequently recovers, in the case of a held-to maturity debt security, the increase in value is recorded in current operations, up to the amount of the previously recognized impairment loss, and in the case of an available-for-sale debt security, the increase in value is accounted for as a valuation gain in capital adjustment within stockholder' equity.

The lower of the acquisition cost of investments in the treasury stock funds and the fair value of treasury stock included in a fund is recorded as treasury stock in capital adjustment.

Intangibles

Intangible assets are stated at cost, net of accumulated amortization computed using the straight-line method over the estimated useful lives, from 4 years to 50 years, of related assets.

Allowance for Doubtful Accounts

The Company provides an allowance for doubtful accounts based on management's estimate of the collectibility of individual accounts and prior year collection experience.

Inventories

Inventories are stated at the lower of cost or net realizable value, cost being determined using the weighted average method for raw materials, moving average method for supplies and specific identification method for other inventories. The Company maintains perpetual inventory records, which are adjusted through physical counts.

Discount on Debentures

Discounts on debentures issued are amortized over the redemption period of debentures using the effective interest rate method. Amortization of discounts is recognized as interest expense.

Accrued Severance Indemnities

Employees and directors with more than one year of service are entitled to receive a lump-sum payment upon termination of their service with the Company, based on their length of service and rate of pay at the time of termination. The accrued severance indemnities that would be payable assuming all eligible employees were to resign are W210,552 million and W107,167 million as of September 30, 2002 and 2001, respectively. Actual severance payments were W4,501 million and W6,049 million for the nine month periods ended September 30, 2002 and 2001, respectively.

Before April 1999, the Company and its employees paid 3 percent and 6 percent, respectively, of monthly pay (as defined) to the National Pension Fund in accordance with the National Pension Law of Korea. The Company paid half of the employees' 6 percent portion and is paid back at the termination of service by offsetting the receivable against the severance payments. Such receivables, with a balance of W103 million and W119 million as of September 30, 2002 and 2001, respectively, are presented as a deduction from accrued severance benefits. Starting April 1999, the Company and its employees each pay 4.5 percent of monthly pay to the Fund under the revised National Pension Law of Korea.

During the first half of 2001, accrued severance indemnities of W58,063 million for the directors and employees who were transferred to the power generation subsidiaries were transferred to those subsidiaries.

Reserve for Self-Insurance

The Company provides a self-insurance reserve for liability to third parties that may arise in connection with the Company's non-insured facilities. Payments made to settle applicable claims are charged to this reserve.

Foreign Currency Transactions and Translation

The Company maintains its accounts in Korean won. Transactions in foreign currencies are recorded in Korean won based on the prevailing rates of exchange on the transaction date. Monetary assets and liabilities with balances denominated in foreign currencies are recorded and reported in the accompanying financial statements at the exchange rates prevailing at the balance sheet date. The balances have been translated using the Bank of Korea Basic Rate, which was W1,225.50 and W1,309.10 to US$ 1.00 at September 30, 2002 and 2001,
respectively. The translation gains or losses are reflected in current operations.

Accounting for Derivative Instruments

All derivative instruments are accounted for at fair value with the valuation gain or loss recorded as an asset or liability. If the derivative instrument is not part of a transaction qualifying as a hedge, the adjustment to fair value is reflected in current operations. The accounting for derivative transactions that are part of a qualified hedge based both on the purpose of the transaction and on meeting the specified criteria for hedge accounting, differs depending on whether the transaction is a fair value hedge or a cash flow hedge. Fair value hedge accounting is applied to a derivative instrument designated as hedging the exposure to changes in the fair value of an asset or a liability or a firm commitment (hedged item) that is attributable to a particular risk. The gain or loss both on the hedging derivative instruments and on the hedged item attributable to the hedged risk is reflected in current operations. Cash flow hedge accounting is applied to a derivative instrument designated as hedging the exposure to variability in expected future cash flows of an asset or a liability or a forecasted transaction that is attributable to a particular risk. The effective portion of gain or loss on a derivative instrument designated as a cash flow hedge is recorded as a capital adjustment and the ineffective portion is recorded in current operations. The effective portion of gain or loss recorded as a capital adjustment is reclassified to current earnings in the same period during which the hedged forecasted transaction affects earnings. If the hedged transaction results in the acquisition of an asset or the incurrence of a liability, the gain or loss in capital adjustment is added to or deducted from the asset or the liability.

Revenue Recognition

The Company recognizes revenue from the sale of electric power based on meter readings made on a monthly basis. The Company does not accrue revenue for power sold after the meter readings but prior to the end of the accounting period. The Company recognizes revenue on long-term contacts, which are related to the construction of power plants in the Democratic Peoples Republic of Korea (North Korea), based on the percentage-of-completion method.

Income Tax Expense

The Company recognizes deferred income taxes arising from temporary differences between pretax accounting income and taxable income. Accordingly, the provision for income tax expense consists of the corporate income tax and resident tax surcharges currently payable, and the changes in deferred income assets and liabilities during the period. However, deferred income tax assets are recognized only if the future tax benefits on accumulated temporary differences are realizable. The deferred income tax assets and liabilities will be charged or credited to income tax expense in the period each temporary difference reverses in the future. Deferred income taxes will be recalculated based on the actual tax rate in effect at each balance sheet date.

Ordinary Income Per Share and Earnings Per Share

Ordinary income per share and earnings per share are computed by dividing ordinary income and net income by the weighted average number of common shares outstanding during the period. The number of shares used in computing earnings and ordinary income per share is 639,011,053 shares and 638,980,151 shares for the nine month periods ended September 30, 2002 and 2001, respectively.

Earnings per share of the Company for the twelve month period ended December 31, 2001 was W2,783


3.    PROPERTY, PLANT AND EQUIPMENT:

(1)   Asset revaluation
      The Company has revalued its property, plant and equipment in accordance with the KEPCO Act and the Asset Revaluation Law (the latest revaluation date was January 1, 1999). The gain from the asset revaluation was W12,552,973 million.

(2)   Publicly announced land prices
      The published price of the Company's land as announced by the Korean Government is as follows (won in millions):

                                                      Area
                 Purpose                        (Square meters)        Book value       Land prices
----------------------------------------      --------------------    ------------     ------------
Transmission and distribution sites etc.          16,217,919          W  3,360,801     W  2,981,221

(3)   Utility plant

      Utility plant as of September 30, 2002 and 2001 is as follows (won in millions):

                                              2002                        2001
                                       ------------------          ------------------
    Land                               W        3,360,801          W        3,354,147
    Buildings                                   1,982,619                   1,779,071
    Structures                                 21,655,543                  19,134,995
    Machinery                                   5,729,685                   4,422,790
    Ships                                             266                         266
    Vehicles                                       50,935                      47,282
    Others                                        217,766                     170,666
                                       ------------------          ------------------
                                       W       32,997,615          W       28,909,217
                                       ==================          ==================

4.   INSURED ASSETS:

Insured assets as of September 30, 2002 are as follows (won in millions):

                  Insured assets                    Insurance type            Insured value
           -----------------------------   --------------------------------   --------------
             Buildings and machinery         Fire insurance                     W 325,670
             Buildings and machinery         Assemble insurance                   768,811
             Buildings                       General insurance                    147,187
             Construction in progress        Construction insurance               141,404

In addition, the Company carries damage insurance for its light water nuclear reactor construction in North Korea, general insurance for vehicles, loading insurance for inventories, casualty insurance for its employees and compensation liability insurance for its directors.

5.   INVESTMENT SECURITIES:

(1) Investment securities as of September 30, 2002 and 2001 are as follows (won in millions):

                                                                     2002           2001
                                                                  ----------      ----------
    Listed securities                                          W           -   W      94,531
    Securities subject to equity method                           22,118,691      20,365,284
    Non-listed equity securities                                      88,763          60,525
    Others                                                             8,915             358
                                                                  ----------      ----------
                                                                W 22,216,369    W 20,520,698
                                                                  ==========      ==========

(2) Listed securities as of September 30, 2001 were shares in Doosan Heavy Industries and Construction Co., Ltd. (Formerly Korea Heavy Industries & Construction Co., Ltd.), all of which were sold in 2001. As of September 30, 2001, the difference between book value and market value of W47,295 million was recorded as capital adjustment.

(3) Securities subject to the equity method as of September 30, 2002 and 2001 are as follows (won in millions):

                                                                 2002                                      2001
                                             ---------------------------------------------      ---------------------------
                                             Ownership      Acquisition      Value per          Ownership     Value per
       Company name                             (%)           cost          equity method         (%)        equity method
 -------------------------------------       ---------   --------------     -------------       ---------    -------------
 Korea Hydro & Nuclear Power Co., Ltd.        100.0      W  9,364,799       W 10,475,676          100.0      W  9,753,048
 Korea South-East Power Co., Ltd.             100.0         1,232,004          1,613,585          100.0         1,342,715
 Korea Midland Power Co., Ltd.                100.0         1,325,891          1,683,253          100.0         1,425,212
 Korea Western Power Co., Ltd.                100.0         1,442,638          1,718,133          100.0         1,540,536
 Korea Southern Power Co., Ltd.               100.0         1,797,378          1,942,383          100.0         1,822,669
 Korea East-West Power Co., Ltd.              100.0         2,322,905          2,367,458          100.0         2,292,143
 Korea Power Engineering Co., Ltd.             97.9             4,991             43,208           97.9            43,678
 Korea Plant Service & Engineering Co.,
   Ltd.                                       100.0             6,000            228,729          100.0           215,463
 KEPCO Nuclear Fuel Co., Ltd.                  96.4            89,757            126,817           96.4           113,178
 Korea Electric Data Network Co., Ltd.        100.0            64,000            113,195          100.0           105,598
 Korea Electric Power Industrial
   Development, Ltd.                          100.0            16,300             41,390          100.0            36,267
 Korea Gas Corporation                         24.5            94,500            660,645           24.5           663,540
 Korea District Heating Co.                    26.1             5,660            144,113           26.1           132,761
 Powercomm Corporation                         89.5           671,215            742,091           89.5           698,204
 KEPCO International Hong Kong Ltd.           100.0            15,102            114,037          100.0            81,268
 KEPCO International Philippines Inc.         100.0           103,610            103,978          100.0            99,004
                                                           ----------         ----------                       ----------
                                                         W 18,556,750       W 22,118,691                     W 20,365,284
                                                           ==========         ==========                       ==========

     If the difference between the cost of acquisition and the book value of the subsidiary is a positive goodwill, the difference is amortized using the straight-line method over five years from the year it was acquired, and if it is a negative goodwill, the difference related to the depreciable assets is amortized over the weighted average useful life of related assets from the year it was acquired and the difference related to the non-depreciable assets is amortized at the time assets are disposed of. Unrealized income from intercompany transactions is eliminated.

     As KEPCO International Hong Kong Ltd. owns 100 percent of the shares of KEPCO Philippines Corporation ("KEPHILCO") and KEPCO International Philippines Inc. holds 51 percent of the shares of KEPCO Ilijan Corporation ("KEILCO"), the Company applied the equity method for KEPCO International Hong Kong Ltd. and KEPCO International Philippines Inc., reflecting the changes in the net equity of KEPHILCO and KEILCO.

     The Company recorded W1,755,873 million and W912,745 million as valuation gain using the equity method for the nine month periods ended September 30, 2002 and 2001, respectively, and W71,198 million and W166,745 million as capital adjustment as of September 30, 2002 and 2001, respectively.

(4) Non-listed equity securities as of September 30, 2002 and 2001 are as follows (won in millions):

                                                                      2002                              2001
                                               -----------------------------------------      -----------------------------
                                               Ownership        Acquisition       Book        Ownership         Acquisition
         Company name                             (%)             cost            value          (%)               cost
------------------------------------           ---------       -------------    --------      ---------       -------------
Securities Market Stabilization Fund             7.56          W 37,407         W 37,407        7.16          W 33,610
Energy Savings Investment Cooperative            40.6             5,000            5,000        40.6             5,000
Korea Power Exchange                             50.0            46,356           46,356        50.0            21,915
                                                                 ------           ------                        ------
                                                               W 88,763         W 88,763                      W 60,525
                                                                 ======           ======                        ======

(5) Other investments as of September 30, 2002 and 2001 are as follows (won in millions):

                                                                      2002                         2001
                                                         --------------------------------     -------------
                                                           Face value        Book value         Book value
                                                         -------------     -------------      -------------
     Government and municipal bonds                      W          58     W          58      W          86
     Investment securities in treasury stock fund                    -             8,857                272
                                                         -------------     -------------      -------------
                                                         W          58     W       8,915      W         358
                                                         =============     =============      =============

     The Company entered into a treasury stock fund, composed of treasury stock and other investment securities. Investment securities other than treasury stock in the fund and its related losses on valuation of investment, which are recorded in capital adjustment, amount to W8,857 million and W5,567 million, respectively, as of September 30, 2002 and W272 million and W277 million, respectively, as of September 30, 2001.

6.   LOANS TO EMPLOYEES:

The Company has provided housing and tuition loans to employees as follows (won in million):

                                                2002                  2001
                                         ------------------     -----------------
              Short-term loans           W            8,074     W           5,695
              Long-term loans                       129,596               119,806
                                         ------------------     -----------------
                                         W          137,670     W         125,501
                                         ==================     =================

7.   INVENTORIES:

Inventories as of September 30, 2002 and 2001 consist of the following (won in millions):

                                               2002                  2001
                                        -----------------      ----------------
              Raw materials             W           1,410      W          1,370
              Supplies                             52,762                40,611
              Other                                 5,973                12,062
                                        -----------------      ----------------
                                        W          60,145      W         54,043
                                        =================      ================


8.   SHAREHOLDERS' EQUITY:

(1)  Capital

     The Company has 1,200,000,000 authorized shares of W5,000 par value common stock, of which 640,100,876 shares are issued as of September 30, 2001.

(2)  Capital Surplus

     Capital surplus as of September 30, 2002 and 2001 is as follows (won in millions):

                                                                   2002                  2001
                                                           -------------------   -------------------
               Paid-in capital in excess of par value      W           799,876   W           799,876
               Reserves for asset revaluation                       12,552,973            12,552,973
               Other capital surplus                                   958,508               947,416
                                                           -------------------   -------------------
                                                           W        14,311,357   W        14,300,265
                                                           ===================   ===================

    The Company revalued its property, plant and equipment in accordance with the KEPCO Act and the Asset Revaluation Law, and recorded a revaluation gain of W12,552,973 million as a reserve for asset revaluation. The reserve for asset revaluation may be credited to paid-in capital or offset against any accumulated deficit by resolution of the shareholders.

(3)  Retained earnings

     Appropriated retained earnings as of September 30, 2002 and 2001 consist of the following (won in millions):

                                                                           2002                  2001
                                                                   -------------------   ------------
              Legal reserve                                         W        1,600,252    W      1,600,252
              Reserve for business rationalization                              31,900              30,900
              Reserve for business expansion                                 8,556,873           7,390,999
              Reserve for investment on social overhead capital              4,892,449           4,692,449
              Reserve for research and human development                        60,000                   -
              Voluntary reserve                                                210,000             210,000
                                                                   -------------------   -----------------
                                                                    W       15,351,474    W     13,924,600
                                                                   ===================   =================

     The KEPCO Act requires the Company to appropriate a legal reserve equal to at least 20 percent of net income for each accounting period until the reserve equals 50 percent of the common stock. In accordance with the Tax Incentive Control Law, the amount of tax benefit associated with certain exemptions and tax credits must be appropriated as a reserve for business rationalization.

     Prior to 1990, according to the KEPCO Act, at least 20 percent of net income in each fiscal year was required to be established as a reserve for business expansion until such reserve equals the common stock. Beginning in 1990, no percentage was specified in respect to this reserve and appropriations became optional.

     The legal reserve and the reserve for business rationalization are not available for cash dividends; however, these reserves may be credited to paid-in capital or accumulated deficit by the resolution of the shareholders.

     The reserve for the investment on social overhead capital and research and human development is appropriated by the Company to avail itself of qualified tax credits to reduce corporate tax liabilities. This reserve is not available for cash dividends for a certain period defined in the Tax Incentive Control Law.

(4)        Capital adjustments

     Capital adjustments as of September 30, 2002 and 2001 are as follows (won in millions):

                                                                             2002               2001
                                                                      ----------------   -----------------
                 Treasury stock                                       W        (21,303)  W        (24,088)
                 Valuation loss on currency and interest rate swaps                  -            (16,989)
                 Gain on valuation of investments                               65,631            213,763
                                                                      ----------------   -----------------
                                                                      W         44,328   W        172,686
                                                                       ===============    ================

     The Company has shares held as treasury stock amounting to W21,303 million (1,034,155 shares) and W24,088 million (1,147,053 shares) as of September 30, 2002 and 2001, respectively, for the purpose of stock price stabilization. This treasury stock is included in the treasury stock fund.

9.   BORROWINGS AND DEBENTURES:

(1) Short-term borrowings as of September 30, 2002 and 2001 are as follows (won in millions):

                                                          Annual interest

         Financial institution               Type               rate (%)         2002             2001
     ---------------------------      -----------------    ----------------   ------------     ---------
     Sumitomo Bank                       Bridge Loan             4.09              W   -       W 261,820

(2) Long-term borrowings as of September 30, 2002 and 2001 are as follows (won in millions):

(a)  Long-term borrowings denominated in Korean Won

                                                         Annual interest

          Financial institution             Type             rate (%)          2002                2001
     -----------------------------       ---------          ---------      -------------       ------------
                                         Industrial
      Korea Development Bank              facility          5.10~9.00      W 2,576,709          W  1,386,745
      Kookmin Bank                         General          6.48~6.84           96,190               138,095
      Korea National Oil
        Development Corporation              "                9.00                 375                 2,875
      Others                                 "              5.50~6.00               38                    39
                                                                           --------------       -----------
                                                                             2,673,312           1,527,754
      Less: Current portion                                                   (551,779)           (104,537)
                                                                           --------------       ------------
                                                                           W 2,121,533          W  1,423,217
                                                                           ==============       ============

(b)  Long-term borrowings denominated in foreign currency

                                                             Annual interest

        Financial institution                    Type             rate (%)             2002               2001
     --------------------------------         ----------     ----------------       -----------       -------------
     Japan Bank of International
        Cooperation                           Commercial           2.27             W         -       W   1,008,184
     Barclays International Financial
        Services (Ireland) Ltd.                   "             6M Libor-1.00           384,013             409,093
     Kredit Anstalt Fur Wieder Aufbau          Facility            6.00                     472               1,062
     Asia Development Bank                        "                6.00                   1,785               2,537
                                                                                    -----------       -------------
                                                                                        386,270           1,420,876
     Less: Current portion                                                              (93,014)           (169,235)
                                                                                    -----------       -------------
                                                                                    W   293,256       W   1,251,641
                                                                                    ===========       =============

(3) Debentures as of September 30, 2002 and 2001 are as follows (won in millions):

                                                         Annual
                                                   Interest rate (%)           2002                2001
                                                   -----------------    ------------------  ----------------
      Domestic debentures (Electricity bonds)          5.19~11.95       W      2,700,000    W      2,455,000
      Foreign debentures                               1.18~8.28               6,913,922           6,830,455
                                                                        ----------------    ----------------
                                                                               9,613,922           9,285,455
      Less:    Current portion                                                  (565,787)           (777,846)
           Discount on debentures issued                                         (20,360)            (20,749)
                                                                        ----------------    ----------------
                                                                        W      9,027,775    W      8,486,860
                                                                        ================    ================

(4) Foreign currency debts, by currency, as of September 30, 2002 and 2001 are as follows (won in millions):

                                                   2002                                       2001
                                -----------------------------------------  ----------------------------------------
                                   Foreign currency       Won equivalent      Foreign currency       Won equivalent
                                ---------------------   ----------------   ----------------------  ----------------
     Short-term borrowings
                                                 -        W            -   US$    200,000,000        W      261,820
                                                          --------------                             --------------

     Long-term borrowings       US$    301,456,525               385,798   US$    314,437,282               411,630
                                EUR        392,615                   472   JPY 92,038,852,176             1,008,184
                                                 -                         DEM      1,743,887                 1,062
                                                          --------------                             --------------
                                                                 386,270                                  1,420,876
                                                          --------------                             --------------

     Debentures                 US$  3,881,207,010             4,763,759   US$  3,562,492,790             4,663,659
                                JPY205,060,000,000             2,047,258   JPY180,060,000,000             1,972,359
                                EUR     46,657,259                56,098   DEM     42,000,000                25,581
                                GBP     24,467,000                46,807   EUR     25,183,000                29,998
                                                                           ITL148,995,000,000                91,662
                                                                           GBP     24,467,000                47,196
                                                          --------------                             --------------
                                                               6,913,922                                  6,830,455
                                                          --------------                             --------------
                                                          W    7,300,192                             W    8,513,151
                                                          ==============                             ==============

(5) Aggregate maturities of the Company's long-term debt as of September 30, 2002 are as follows (won in millions):

                              Local              Foreign
        Year ended          currency            currency          Electricity            Foreign
       September 30        borrowings           borrowings           bonds              debentures           Total
     --------------      --------------       --------------     ---------------      --------------     ------------
           2003         W      551,779       W       93,014      W       55,000      W      510,787      W      1,210,580
           2004                690,363              197,253           1,810,000           2,257,452             4,955,068
           2005                670,231               96,003             550,000           1,392,764             2,708,998
           2006                596,577                    -              50,000             429,385             1,075,962
           2007                146,518                    -             235,000              48,411               429,929
        Thereafter              17,844                    -                -              2,275,123             2,292,967
                        --------------       --------------      --------------      --------------      ----------------
                        W    2,673,312       W      386,270      W    2,700,000      W    6,913,922      W     12,673,504
                        ==============       ==============      ==============      ==============      ================


10.  LEASES:

(1) The Company entered into a financial lease agreement with Korea Development Leasing Corporation for certain computer systems, of which the acquisition cost is W31,460 million and W16,379 million as of September 30, 2002 and 2001, respectively. Depreciation of the leased assets amounted to W8,739 million and W3,209 million for the nine month periods ended September 30, 2002 and 2001, respectively.

(2) Annual payments under these financial lease agreements as of September 30, 2002 are as follows (won in millions):

                       Year ending September 30                Amount
                    ------------------------------       ----------------
                                  2003                   W          9,385
                                  2004                              5,523
                                  2005                                961
                               Thereafter                             396
                                                         ----------------
                                                                   16,265

                    Less: Interest                                   (726)
                          Current portion                          (9,385)
                                                         ----------------
                                                         W          6,154
                                                         ================

11.  FOREIGN CURRENCY DENOMINATED ASSETS AND LIABILITIES:

There are no significant liabilities denominated in foreign currency other than those mentioned in Note 9 and significant assets denominated in foreign currency as of September 30, 2002 and 2001 are as follows (won in millions):

                                                     2002                               2001
     ---------------------------------------------------------------------   ---------------------------------
                                             Foreign         Equivalent        Foreign            Equivalent
                  Account                  currencies        Korean Won       currencies          Korean Won
     -------------------------          --------------       -------------   --------------      -------------
     Cash and cash equivalents          US$  8,599,422       W      10,539   US$     79,162      W         104
     Trade receivables                  US$ 16,112,256              19,746   US$ 20,923,974             27,391
     Other account receivables          US$    572,436                 702   US$  3,266,097              4,276
     Other non-current assets           US$     11,560                  14   US$     11,560                 15
                       W                JPY  5,859,783                  59   JPY  5,859,783                 62
                                                             -------------                       -------------
                                                             W      31,060                       W      31,848
                                                             =============                       =============


12.  SWAP TRANSACTIONS:

(1) Currency swap contracts as of September 30, 2002 are as follows (foreign currency in million):

                                                            Contract amounts in millions    Contract interest rate per annum
                                 Contract   Settlement      ----------------------------    ------------------------------------
                                   Year        Year           Pay            Receive              Pay (%)           Receive (%)
                                 --------   ----------   --------------   --------------      -------------       --------------
The Sumitomo Bank Ltd.             1995        2005      US$        286   JPY     27,000           7.68                4.15
The Fuji Bank, Ltd.                1995        2005      US$        149   JPY     14,425        Libor+0.155            3.40
Canadian Imperial Bank of
   Commerce                        1996        2006      US$         97   JPY      9,865        Libor+0.13             3.80
J.P. Morgan Securities Ltd.        1996        2006      US$        200   JPY     20,723        Libot+0.14             4.00
Union Bank of Switzerland          1997        2007      US$        244   GBP        150           6.686               8.50
                                                                                              Max[Libor+0.4,
Union Bank of Switzerland          1997        2004      US$         30   JPY      3,360           6.33]               2.75
Union Bank of Switzerland          1997        2002      JPY     10,244   DEM        150           2.00           3M Libor +0.80
Union Bank of Switzerland          1997        2007      JPY      9,895   GBP         50           2.00                8.50
Bankers Trust Co.                  1998        2004      JPY      1,705   US$         55           6.41                7.11
                                                         DEM         25
                                                         CHF         20
                                                         CAD         20
Bankers Trust Co.                  1998        2004      JPY      2,945   US$         95           6.36                7.05
                                                         DEM         43
                                                         CHF         35
                                                         CAD         34
Union Bank of Switzerland          1998        2003      JPY     12,150   US$        100           4.00               6.375
J.P. Morgan Securities Ltd.
   Deutsche                        2002        2009      US$        650   JPY     76,700           4.25                1.18

(2)  Interest rate swap contracts as of September 30, 2001 are as follows:

                                                                            Contract interest rate per annum
                                   Notional amount        -------------------------------------------------------------
                                     in millions               Pay (%)                    Receive (%)           Term
                                   ---------------        -------------------        -----------------         ---------
Lehman Brothers Special             US$       150              Libor+0.25                   6.375              1993-2003
   Financing, Inc.
J.P. Morgan Securities Ltd.         US$       149                 6.91                   Libor+0.155           1995-2005
Hanvit Bank                         US$       150                 6.10                    Libor+0.25           1996-2003
Korea Development Bank              US$        97         Min(Libor+0.13,6.50)            Libor+0.13           1997-2004
Union Bank of Switzerland           US$        70         Max(Libor+0.40,6.33)            Libor+0.31           1997-2004
Barclays Bank PLC, London           US$       300              6M Libor-1                 Libor+0.45           1997-2004
Shinhan Bank                        US$       100                 6.50                       6.75              1997-2004
Shinhan Bank                        US$        95                 5.80                   6M Libor+0.1          1998-2002
Shinhan Bank                        US$        55                 5.80                   6M Libor+0.1          1998-2002
Bankers Trust Co.                   US$        55                 6.87                        -                1998-2004
                                    JPY     1,705                  -                         6.41
                                    DEM        25                  -                         6.41
                                    CHF        20                  -                         6.41
                                    CAD        20                  -                         6.41
Bankers Trust Co.                   US$        95                 6.93                        -                1998-2004
                                    JPY     2,945                  -                         6.36
                                    DEM        43                  -                         6.36
                                    CHF        35                  -                         6.36
                                    CAD        34                  -                         6.36
Bankers Trust Co.                   US$       100         Max(6,074-Libor, 0)        Max(Libor-6.074, 0)       1998-2007
Bankers Trust Co.                   US$       100          Max(Libor-6.074,0)        Max(6.074-Libor, 0)       1998-2007

The Company entered into the above swap contracts to hedge the fluctuation risk of exchange rate and interest rate of foreign currency debts.

(3) The gains and losses on swap transactions for the nine month periods ended September 30, 2002 and 2001 are as follows (won in millions):

                                                 Other income (expense)
                                               -------------------------
                                                  2002          2001
                                               ----------     ----------
                Currency swap
                   Gains                       W   89,859     W   52,648
                   Losses                         (16,559)       (71,179)
                Interest rate swap

                   Gains                            6,666         17,399
                   Losses                         (25,774)       (29,901)
                                               ----------     ----------
                                               W   54,192     W  (31,033)
                                               ==========     ==========

13.  POWER GENERATION, TRANSMISSION AND DISTRIBUTION EXPENSES:

Power generation, transmission and distribution expenses for the nine month periods ended September 30, 2002 and 2001 are as follows (won in millions):

                                                          2002              2001
                                                      -------------     -------------
     Material expenses:
         Coal                                         W           -     W     367,131
         Oil                                                  7,155           314,652
         LNG                                                      -           569,010
         Others                                                   -           143,913
                                                      -------------     -------------
                                                              7,155         1,394,706

     Amortization of Nuclear fuel                                 -           129,641

     Labor expenses:
         Salaries                                           342,769           393,134
         Severance and retirement benefits                   43,587            34,570
                                                      -------------     -------------
                                                            386,356           427,704
     Overhead expenses:
         Employee benefits                                   36,210            49,609
         Taxes and dues                                       7,027            22,447
         Rent                                                16,320            14,749
         Depreciation                                     1,034,866         1,721,206
         Maintenance                                        488,477           721,683
         Commission and consultation fees                    35,534            62,747
         Compensation expense                                40,982            61,080
         Ordinary development expenses                       63,392            95,630
         Reserve for decommissioning costs                        -           140,574
         Others                                             179,531           104,102
                                                      -------------     -------------
                                                          1,902,339         2,993,827
                                                      -------------     -------------
                                                      W   2,295,850     W   4,945,878
                                                      =============     =============


14.  SELLING AND ADMINISTRATIVE EXPENSES:

Selling and administrative expenses for the nine month periods ended September 30, 2002 and 2001 are as follows (won in millions):

                                                        2002            2001
                                                      ----------     -----------
     Labor                                            W  253,428     W   196,305
     Employee benefits                                    27,042          25,174
     Taxes and dues                                        4,365           4,664
     Rent                                                 13,398          17,342
     Depreciation                                         34,222          28,479
     Maintenance                                           8,664          12,054
     Commission and consultation fees                     54,077          50,225
     Ordinary development expenses                         8,386           7,965
     Collection expense                                  179,706         175,469
     Promotion                                            13,325          42,877
     Bad debts                                            12,039           3,587
     Others                                               60,923          67,973
                                                      ----------     -----------
                                                      W  669,575     W   632,114
                                                      ==========     ===========

15.  RESEARCH AND DEVELOPMENT EXPENDITURES:

Research and development expenditures of the Company for the nine month periods ended September 30, 2002 and 2001 are as follows (won in millions):

                                                            2002                  2001
                                                      -----------------     -----------------
     Intangibles                                      W           2,243     W          15,402
     Ordinary development expenses                               71,778               103,595
                                                      -----------------     -----------------
                                                      W          74,021     W         118,997
                                                      =================     =================


16.  INCOME TAX EXPENSE:

(1) Income tax expense as of September 30, 2002 and 2001 is as follows (won in millions):

                                                            2002                  2001
                                                      -----------------     -----------------
     Income tax currently payable                     W         812,722     W         535,288
     Changes in deferred income taxes                           278,448               194,570
                                                      -----------------     -----------------
     Income tax expense                               W       1,091,170     W         729,858
                                                      =================     =================

(2) Deferred income tax liabilities as of September 30, 2002 and 2001 are as follows (won in millions).

                               Accumulated                                  Deferred income
           Year           temporary differences         Tax rate (%)        tax liabilities
           ----           ---------------------         ------------        ---------------
          2002            W          (4,353,340)            29.7            W    (1,292,942)
          2001            W          (3,251,259)            30.8            W    (1,001,388)


17.  RELATED PARTY TRANSACTIONS:

(1) Transactions with related parties for the nine month periods ended September 30, 2002 and 2001 are as follows (won in millions):

                Related party                            Transaction                      2002            2001
--------------------------------------------  --------------------------------       -------------   ------------
Sales and other income:
  Korea Hydro & Nuclear Power Co., Ltd.       Sales of electricity and others        W     91,984    W     22,490
  Korea South-East Power Co., Ltd.                             "                           30,558          19,530
  Korea Midland Power Co., Ltd.                                "                           15,341          12,752
  Korea Western Power Co., Ltd.                                "                           20,131          21,998
  Korea Southern Power Co., Ltd.                               "                           13,457          11,113
  Korea East-West Power Co., Ltd.                              "                           29,415          11,301
  Others                                                       "                           54,246         104,825
                                                                                     -------------   -------------
                                                                                     W     255,132   W     204,009
                                                                                     =============   =============

Purchases and others:
  Korea Hydro & Nuclear Power Co., Ltd.       Purchase of electricity and others    W   3,459,593   W   2,158,068
  Korea South-East Power Co., Ltd.                             "                        1,050,386         711,941
  Korea Midland Power Co., Ltd.                                "                        1,084,478         679,322
  Korea Western Power Co., Ltd.                                "                        1,433,788         967,715
  Korea Southern Power Co., Ltd.                               "                        1,351,965         828,133
  Korea East-West Power Co., Ltd.                              "                        1,359,764         825,635
  Korea Power Engineering Co., Inc.           Designing of the power plant                 29,359          69,605
  Korea Nuclear Fuel Co., Ltd.                Purchase of nuclear fuel                        355          36,376
  Korea Plant Service & Engineering Co., Ltd. Utility plant maintenance                    28,764         291,686
  Korea Gas Corporation                       Purchase of LNG                                   -         566,063
  Korea Electric Data Network Co., Ltd.       Maintenance of computer system               84,791          98,016
  Others                                                                                  105,681         120,201
                                                                                     ------------    ------------
                    Total                                                            W   9,988,924   W   7,352,761
                                                                                     =============   =============

(2) Receivables arising from related parties transactions as of September 30, 2002 and 2001 are as follows (won in millions):

                                                                         2002                             2001
                                                   ----------------------------------------------   -------------
                                                        Trade
                 Related party                       receivables       Others           Total         Total
  -----------------------------------------        -------------   -------------   --------------   -------------
   Korea Hydro & Nuclear Power Co., Ltd.           W       7,997   W           -   W        7,997   W      20,082
   Korea South-East Power Co., Ltd.                        2,178             452            2,630           2,911
   Korea Midland Power Co., Ltd.                               -             484              484          10,341
   Korea Western Power Co., Ltd.                           1,196             492            1,688           6,734
   Korea Southern Power Co., Ltd.                            693           1,046            1,739           5,911
   Korea East-West Power Co., Ltd.                         2,333             845            3,178          20,975
   Others                                                      -           9,082            9,082          36,174
                                                   -------------   -------------   --------------   -------------
                     Total                         W      14,397   W      12,401   W       26,978   W     103,128
                                                   =============   =============   ==============   =============

(3) Payables arising from related parties transactions as of September 30, 2002 and 2001 are as follows (won in millions):

                                                                         2002                             2001
                                                   ----------------------------------------------   -------------
                                                        Trade
                 Related party                       receivables       Others           Total         Total
  -----------------------------------------        -------------   -------------   --------------   -------------
   Korea Hydro & Nuclear Power Co., Ltd.           W     294,884   W       1,515   W      296,399   W     349,444
   Korea South-East Power Co., Ltd.                       84,203              93           84,296         117,734
   Korea Midland Power Co., Ltd.                         124,786              94          124,880         108,257
   Korea Western Power Co., Ltd.                         130,120               9          130,129         150,274
   Korea Southern Power Co., Ltd.                        102,652              82          102,734         160,805
   Korea East-West Power Co., Ltd.                       119,783             333          120,116         152,909
   Korea Power Engineering Co., Inc.                           -           7,361            7,361          13,589
   Korea Plant Service & Engineering Co., Ltd.                 -           6,197            6,197          69,255
   Others                                                    295          20,599           20,984          18,226
                                                   -------------   -------------   --------------   -------------
                     Total                         W     856,723   W      36,283   W      893,006   W   1,140,493
                                                   =============   =============   ==============   =============


18.  CONTINGENT LIABILITIES:

(1) The Company is engaged in 252 lawsuits as a defendant and 38 lawsuits as a plaintiff. The total amount claimed from the Company is W100,985 million and the total amount claimed by the Company is W104,393 million as of September 30, 2002. The outcome of these lawsuits cannot presently be determined. However, management believes that the ultimate disposition of those litigations will not have a materially adverse effect on the operations or financial position of the Company.

(2) The Company's debts of W17,646,157 million, including borrowings of W13,825,884 million, were transferred to the power generation subsidiaries at the time of spin-off. The Company has the collective responsibility together with the subsidiaries to repay those debts, which were transferred and outstanding, under the Commercial Code of the Republic of Korea. Balance of debts among transferred total liabilities as of September 30, 2002 is W7,512,625 million.

(3) Debt repayment guarantees the Company has provided for its related parties in connection with the related parties' borrowings as of September 30, 2002 are as follows:

         Loan type                Guaranteed company             Financial institutions              Amount
         ---------                ------------------             ----------------------              ------
                          KEPCO International Hong Kong Ltd.     Nippon Life Insurance       US$       82,006,000
     Foreign currency                      "                     Norinchukin Bank                      35,000,000
     loan                                  "                     Korea Development Bank                13,908,000
                          KEPCO International Philippines Inc.   Korea Development Bank                72,696,000
                                                                                             --------------------
                                                                                             US$      203,610,000
                                                                                             ====================

(4) KEPCO Ilijan Corporation, which is the subsidiary of KEPCO International Philippines Inc., is engaged in the power generation business in the Philippines and borrowed US$ 449,672,139 from Japan Bank of International Cooperation and others for that business. The Company provided Japan Bank of International Cooperation and others with the guarantees for performance of the power generation business of KEPCO Ilijan Corporation.

(5) The Company has provided 1 blank note to Korea Development Bank as collateral for the borrowings.

(6) The Company was provided a credit (overdraft) line amounting to W245,000 million by five banks including the National Agricultural Cooperative Federation as of September 30, 2002.

(7) The Company entered into a turnkey contract with the Korea Peninsula Energy Development Organization (KEDO) on December 15, 1999, to construct two 1,000,000KW-class pressurized light-water reactor units in North Korea. The contract amount is US$ 4,182 million and subject to adjustment to cover any changes in the price level.

(8) The Company entered into the Power Purchase Agreement with LG Energy Co., Ltd. and other independent power producers for power purchases in accordance with the Electricity Business Act and power purchased from those companies amounted to W862,102 million for the nine month period ended September 30, 2002.


19.  SPIN-OFF:

The Company spun off its power generation division during the first half of 2001 in accordance with the restructuring plan of the electricity industry in the Republic of Korea announced by the Ministry of Commerce, Industry and Energy on January 21, 1999.

(1) The newly established power generation subsidiaries are primarily engaged in the sale of electricity to the Company through the Korea Power Exchange. Details of those subsidiaries are as follows:

                  Name of the subsidiaries                                 Major power plant
                  ------------------------                                 -----------------
     Korea Hydro & Nuclear Power Co., Ltd. (KHNP)         Hydroelectric power plant and nuclear power plant
                                                              in Gori and others
     Korea South-East Power Co., Ltd. (KOSEPCO)           Thermoelectric power plant in Samchonpo and others
     Korea Midland Power Co., Ltd. (KOMIPO)               Thermoelectric power plant in Boryung and others
     Korea Western Power Co., Ltd. (KOWEPCO)              Thermoelectric power plant in Tae-an and others
     Korea Southern Power Co., Ltd. (KOSPO)               Thermoelectric power plant in Hadong and others
     Korea East-West Power Co., Ltd. (KEWESPO)            Thermoelectric power plant in Dangjin and others

(2)  Details of the spin-off

     a) The Company spun off its power generation business as stipulated by the Commercial Code of the Republic of Korea.

     b)   Registration date of spin off: April 2, 2001

     c)   Date of resolution of shareholders: March 16, 2001

     d)   Date of resolution of Board of Directors: February 24, 2001

(3)  Assets and liabilities of the spun off division

     a) Assets and liabilities of the spun off division as of date of spin off (won in million)

                 KHNP           KOSEPCO          KOMIPO         KOWEPCO          KOSPO           KEWESPO          Total
             -------------    -------------    ------------    ------------    ------------    -------------    ------------
Assets       W  18,791,413    W   2,490,720    W  2,662,209    W  2,904,046    W  3,627,985    W   4,655,400    W 35,131,773
Liabilities      9,426,614        1,258,716       1,336,317       1,461,408       1,830,607        2,332,495      17,646,157
             -------------    -------------    ------------    ------------    ------------    -------------    ------------
Net assets   W   9,364,799    W   1,232,004    W  1,325,892    W  1,442,638    W  1,797,378    W   2,322,905    W 17,485,616
             =============    =============    ============    ============    ============    =============    ============


     b) Assets and liabilities of the spun off division as of December 31, 2000 (won in million)

                 KHNP            KOSEPCO          KOMIPO         KOWEPCO          KOSPO          KEWESPO           Total
             -------------    -------------    ------------    ------------    ------------    -------------    ------------
Assets       W  17,433,479     W   2,688,953    W  2,209,503    W  2,943,194    W  3,507,340   W   4,696,226    W 33,478,695
Liabilities      9,231,779         1,469,853       1,234,789       1,542,594       1,819,240       2,463,526      17,761,781
             -------------    -------------    ------------    ------------    ------------    -------------    ------------
Net assets   W   8,201,700     W   1,219,100    W    974,714    W  1,400,600    W  1,688,100   W   2,232,700    W 15,716,914
             =============    =============    ============    ============    ============    =============    ============

     c) Result of operations of the spun off division (From January 1, 2001 to April 1, 2001) (won in million)

                    KHNP           KOSEPCO          KOMIPO          KOWEPCO         KOSPO           KEWESPO          Total
             -------------    -------------    ------------    ------------    ------------    -------------    ------------
Net sales    W   1,097,586    W     410,195    W    345,771    W    406,931    W    413,058    W     481,710    W  3,155,251
Cost of
goods sold         875,074          360,346         280,101         380,139         401,384          460,825       2,757,869
             -------------    -------------    ------------    ------------    ------------    -------------    ------------
Gross profit W     222,512    W      49,849    W     65,670    W     26,792    W     11,674    W      20,885    W    397,382
             =============    =============    ============    ============    ============    =============    ============

                                   SIGNATURES



           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                       KOREA ELECTRIC POWER CORPORATION


                                              By:/s/ Chung, Soo Eun
                                                 ----------------------------
                                                 Name: Chung, Soo Eun
                                                 Title: Chief Financial Officer

Date: November 14, 2002